<SEQUENCE>1
<FILENAME>y122008ablp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              ALLIANCEBERNSTEIN L.P.
                    (f/k/a Alliance Capital Management L.P.)
                                (Name of Issuer)
                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                Alvin H. Fenichel
                Senior Vice President and Chief Accounting Officer
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                        George Stansfield, General Counsel
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-57-00

                                January 6, 2009
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 2 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Items 4 and 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 3 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 4 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 5 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Christopher Condron, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 6 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page  7 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Denis Duverne, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                       SCHEDULE 13D

CUSIP No. N/A                                               Page 8 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA America Holdings, Inc.
     90-0226248
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  170,121,745 - See Items 4 and 5
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 170,121,745 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.5% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 9 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  161,961,745 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 161,961,745 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,961,745 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 10 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  161,961,745 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 161,961,745 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,961,745 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.4% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 11 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Life Insurance Company
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  95,321,112 See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 95,321,112 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,321,112 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.15% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 12 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  66,220,822 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 66,220,822 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,220,822 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.1% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 13 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Financial (Bermuda) Ltd.
     14-1903564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  57,211,519 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 57,211,519  - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,211,519  - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 14 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company
     13-1632487
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  9,429,114 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 9,429,114 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,429,114 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 15 of 29 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company of America
     86-0222062
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  2,587,472 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 2,587,472 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,587,472 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                                            Page 16 of 29 Pages

         This Amendment No. 6 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004,
Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment
No. 4 to the Schedule 13D filed on March 7, 2007 and Amendment No. 5 to the
Schedule 13D filed on December 19, 2008 by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (except for Amendment Nos. 4 and 5)(iii) the Mutuelles AXA (as herein defined), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")), (v) AXA Financial, Inc., a Delaware corporation ("AXF"), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"), (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company ("AXA Equitable"), (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) ECMC, LLC, a Delaware limited liability company whose sole member is Equitable Holdings, LLC, which Schedule 13D relates to the units of limited partnership interest ("AB Capital Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

         ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, (ii) the Mutuelles AXA,
(iii) Christopher Condron (Member of the Management Board of AXA),
Henri de Castries (Chairman of the Management Board of AXA) and Denis
Duverne (a member of the Management Board of AXA), as Trustees
(the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"),(iv) AXA America Holdings, Inc., a Delaware corporation ("AXA America"), (v) AXF,
(vi) AXFS, (vii) AXA Equitable, (viii) ACMC, (ix) AXA Financial (Bermuda) Ltd., a Bermuda corporation, which is wholly owned by AXFS ("AXA Bermuda"), (x) MONY Life Insurance Company, a New York stock life insurance company, a wholly owned subsidiary of AXFS ("MONY Life") and (xi) MONY Life Insurance Company of America, an Arizona stock life insurance company, a wholly owned subsidiary of Mony Life ("MLOA"). AXA, the Mutuelles AXA, the Trustees, AXA America, AXF, AXFS, AXA Equitable, ACMC, AXA Bermuda, MONY Life and MLOA are hereinafter collectively referred to as the "Reporting Persons."

        AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of Deccember 31, 2007, the Mutuelles AXA, directly beneficially owned 14.48% of AXA's ordinary shares (representing 20.84% of the voting power). In addition, as of December 31, 2007, 1.01% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

                                                             Page 17 of 29 Pages

         Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006.
Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: 26, rue Drouot, 75009 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to all of the Trustees is set forth on
Exhibit 1 hereto since the Trustees are members of the Supervisory or Management Board of AXA.

         AXA America. AXA America is a holding company for a group of insurance and related financial service companies, including AXF and its subsidiaries. The address of AXA America is principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

         AXF and Subsidiaries. AXF is a holding company. As of January 6, 2009, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA Equitable, which in turn wholly owns ACMC, (ii) AXA Bermuda, and (iii) MONY Life, which wholly owns MLOA. ACMC, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, AXA Equitable, ACMC, MONY Life, and MLOA is 1290 Avenue of the Americas, New York, New York 10104.


         MONY Holdings, LLC. MONY Holdings, LLC was a Delaware limited liability company, whose sole member was AXF. MONY Holdings, LLC was merged into AXFS as of November 20, 2007.

                                                            Page 18 of 29 Pages


         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 7 and 14 through 16 and 20 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 7 and 14 through 16 and 20 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         The source of funds for the purchase on January 6, 2009 by AXA America of 8,160,000 units of limited partnership interests ("AB Capital Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.) reported by the Reporting Persons was a floating rate note issued by AXA.

         See response to Item 4 for a summary of the January 6, 2009 transaction pursuant to which 8,160,000 AB Capital Units were purchased by AXA America.


         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On December 19, 2008, SCB Inc. and SCB Partners, Inc. delivered a notice to AXF stating that it was exercising its right to sell 8,160,000 AB Units to AXF (or its designee) under the Purchase Agreement. The purchase price for the AB Capital Units was $18.349 per AB Capital Unit, which is, as provided in the Purchase Agreement, the average of the closing prices of a unit ("Unit") representing assignment of beneficial ownership of AB Holding as quoted on the New York Stock Exchange composite tape for the ten trading days ending on December 29, 2008, the fifth trading day following the December 19, 2008 exercise date. The settlement of the sale by SCB Partners Inc. of 8,160,000 AB Capital Units to AXA America took place on January 6, 2009.

         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

                                                            Page 19 of 29 Pages


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.


         (a) & (b) At the close of business on January 6, 2009, AXA America did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 3.1% of the AB Capital Units outstanding; AXF did not beneficially own directly any Units or AB Capital Units; AXA Equitable beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and beneficially owned directly 29,100,290 AB Capital Units representing approximately 11.0% of the AB Capital Units outstanding; ACMC beneficially owned directly
722,178 Units representing approximately 0.8% of the Units outstanding and 66,220,822 AB Capital Units representing approximately 25.1% of the AB
Capital Units outstanding; AXA Bermuda did not beneficially own directly any Units and beneficially owned 57,211,519 AB Capital Units representing approximately 21.7% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly
6,841,642 AB Capital Units representing approximately 2.6% of the AB Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding. AXA America, AXF,
AXA Equitable, ACMC, AXA Bermuda, MONY Life and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and AB Capital Units.
By reason of its ownership interest in AXF, AXFS, ACMC, AXA Bermuda, AXA Equitable, MONY Life and MLOA, AXA America may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 57,211,519 AB Capital Units owned directly by AXA Bermuda, the 6,841,642
AB Capital Units owned directly by MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 8,160,000 AB
Capital Units owned directly by AXA America, represents approximately
64.5% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, which, together with the 722,178 Units owned directly by AXA Equitable, represent approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, which, together with the 29,100,290 AB Capital Units owned directly by AXA
Equitable, represent 36.15% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Bermuda, AXA Equitable, MONY
Life and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 57,211,519 AB Capital Units owned directly by AXA Bermuda, the 6,841,642 AB Capital Units owned directly by MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA which represent approximately 61.4% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 2,587,472 AB Capital Units owned by MLOA, which, together with the 4,389,192 AB Capital Units owned directly by MONY Life, represent approximately 3.6% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC, AXA Equitable, AXA Bermuda, MLOA and MONY Life, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA
Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 57,211,519 AB Capital Units owned directly by AXA Bermuda, the 6,841,642 AB Capital Units owned directly by MONY Life, and the 2,587,472 AB Capital Units owned by MLOA, which represent approximately 61.4% of the AB Capital Units outstanding. (This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its indirect ownership of 100% of the outstanding shares of common stock of AXA America, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by AXA America. By reason of the Voting Trust Agreement and their relationship with AXA and the Mutuelles AXA, the Trustees may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, ay be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

                                                            Page 20 of 29 Pages

        AXA, by reason of its relationship with AXA America, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and AB Capital Units beneficially owned by AXA America. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA and the Mutuelles AXA, as a group, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and AB Capital Units beneficially owned by AXA America.

        To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 7 and 14 through 16 and 20 hereto beneficially own the following number of outstanding Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries	 2,000 Units

Christopher M. Condron	30,000 Units

Denis Duverne		 2,000 Units

Gerald M. Lieberman          218,745 Units (includes 80,000 Units Mr.Lieberman
                                     can acquire within 60 days under
                                     AllianceBernstein Option Plans)

Joseph Moglia		38,465 Units

Lorie A. Slutsky	32,390 Units (includes 29,421 Units which Ms.
		       Slutsky may acquire within 60 days under AllianceBernstein Option Plans)

Peter J. Tobin		46,602 Units (includes 44,671 Units which Mr.
		       Tobin may acquire within 60 days under
		       AllianceBernstein Option Plans)


        To the knowledge of the Reporting Persons, none of the Directors and Executive officers listed in Exhibits 1 through 7 and 14 through 16 and 20 own any AB Capital Units.

        Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 7 and 14 through 16 and 20 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

       (c) For a summary of the transactions in Units and AB Capital Units by the Reporting Persons during the 60 days preceeding the filing of this Amendment, please see Amendment No. 5 to the Schedule 13D, which was filed with the Securities and Exchange Commission ("SEC") on December 19, 2008 and the Form 4's filed by the Reporting Persons with the SEC on December 23, 2008 and January 2, 2009. Other than described in Item 4 above, during the 60 days preceeding the filing of this Amendment, to the knowledge of the Reporting Persons, no transactions in Units or AB Capital were made by any of the natural persons named in Exhibits 1 through 7 and 14 through 16 and 20 hereto.

                                                            Page 21 of 29 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER           MATERIAL TO BE FILED AS EXHIBITS
---------         --------------------------------

Exhibit 1         Information with respect to Members of the Management Board,
                  Supervisory Board and Executive Officers of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 13 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008 by the Reporting
                  Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of AB
                  Holding ("Amendment No. 13 to the AB Holding Schedule 13D"))

Exhibit 2         Information with respect to Executive Officers of AXA
                  Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
                  I.A.R.D. Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 2 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 3         Information with respect to Executive Officers of AXA
                  Assurances Vie Mutuelle and Members of AXA Assurances Vie
                  Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 3 filed with Amendment No. 13 to the AB Holding
                  Schedule 13D)

                                                            Page 22 of 29 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
---------   --------------------------------

Exhibit 4 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC) (incorporated by reference to Exhibit 4 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 5 Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC (Incorporated by reference to Exhibit 5 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 6 Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (incorporated by reference to Exhibit 6 filed with Amendment No. 13 to the AB Holding
            Schedule 13D)

Exhibit 7 Information with respect to the Executive Officers and Directors of ACMC, Inc. (incorporated by reference to Exhibit 7 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 8 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 9 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to the AB Holding Schedule 13D)

                                                            Page 23 of 29 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
----------  --------------------------------

Exhibit 10 Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Henri de Castries (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the AB Holding
            Schedule 13D)

Exhibit 11 Powers of Attorney for the Voting Trustee, Denis Duverne, dated March 5, 2007 (Incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 12 Powers of Attorney for the Voting Trustee, Christopher Condron, dated June 9, 2008 (Incorporated by reference to Exhibit 12 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 13 Powers of Attorney with respect to AXA, Finaxa, and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30,
            2000)

Exhibit 14 Information with respect to the Executive Officers and Directors of AXA Financial (Bermuda) Ltd. incorporated by reference to
            Exhibit 14 filed with Amendment No. 13 to the AB Holding
            Schedule 13D)

Exhibit 15 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company (incorporated by reference to
            Exhibit 15 filed with Amendment No. 13 to the AB Holding
            Schedule 13D)

Exhibit 16 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 16 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 17 Purchase Agreement, dated as of June 20, 2000, between AXA Financial, Inc., AllianceBernstein L.P. (formerly Alliance Capital Management L.P.) and SCB Inc. (formerly Sanford C. Bernstein Inc.) (incorporated by reference to Exhibit 22 filed with Amendment No. 8 to the AB Holding Schedule 13D)

Exhibit 18 Exercise Notice, dated December 19, 2008, pursuant to Section 2.4.1 of the Purchase Agreement (incorporated by reference to Exhibit 18 filed with Amendment No. 14 to the AB Holding Schedule 13D)

Exhibit 19  Settlement Notice, dated December 31, 2008, pursuant to Sections
            2.1 and 2.4.2 of the Purchase Agreement (incorporated by reference to Exhibit 19 filed with Amendment No. 14 to the AB Holding
            Schedule 13D)

Exhibit 20 Information with respect to the Executive Officers and Directors of AXA America Holdings, Inc. (incorporated by reference to Exhibit 20 filed with Amendment No. 14 to the AB Holding
            Schedule 13D)

                                                            Page 24 of 29 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  January 8, 2009

                                AXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                CHRISTOPHER CONDRON, HENRI DE CASTRIES AND
                                DENIS DUVERNE
                                AS AXA VOTING TRUSTEES UNDER
                                THE VOTING TRUST AGREEMENT

                                By:      /s/ Alvin H. Fenichel
                                         -----------------------------------
                                         Name:    Alvin H. Fenichel
                                         Title:   Attorney-in-Fact

                                                            Page 25 of 29 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  January 8, 2009

                                AXA America Holdings, Inc.


                              By: /s/ Kevin R. Byrne
                                   --------------------------------------------
                                   Name:  Kevin R. Byrne
                                   Title: Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  January 8, 2009

                           AXA FINANCIAL, INC.

                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 26 of 29 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  January 8, 2009

                          AXA EQUITABLE FINANCIAL SERVICES, LLC

                          By:      /s/ Alvin H. Fenichel
                                   ------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 27 of 29 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  January 8, 2009

                           AXA EQUITABLE LIFE INSURANCE COMPANY


                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 28 of 29 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  January 8, 2009

                           ACMC, INC.

                           By:  /s/ Kevin R. Byrne
                                --------------------------------------------
                                Name:    Kevin R. Byrne
                                Title:   Senior Vice President and
                                         Chief Financial Officer

                                                            Page 29 of 29 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  January 8, 2009

                               AXA FINANCIAL (BERMUDA) LTD


                               By    /s/Kevin R. Byrne
                                     -------------------------------------------
                                     Name:  Kevin R. Byrne
                                     Title: President


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  January 8, 2009

                               MONY LIFE INSURANCE COMPANY


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
			Accounting Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: January 8, 2009

                               MONY LIFE INSURANCE COMPANY OF AMERICA


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
			Accounting Officer